  EXIHIBIT 99.1

VOX ACQUIRES PRE-PRODUCTION PLUTONIC EAST

GOLD ROYALTY IN WESTERN AUSTRALIA

TORONTO, CANADA – October 19, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce today that it has completed the acquisition of a gold royalty over a portion of the Plutonic Gold Mine complex in Western Australia (the “Royalty”), from an Australian company (the “Vendor”) for A$1,250,000 (approximately US$800,000).

The Plutonic Gold Mine is currently operated by Australian gold producer Catalyst Metals Ltd. (ASX:CYL) (“Catalyst”), following their merger with Superior Gold Inc. (“Superior”) in June 2023. The Royalty covers 11 mining leases adjacent to and in proximity to the Plutonic mill, and is a sliding scale tonnage royalty(1) based on ore feed type and head grade of the mill feed.

Riaan Esterhuizen, Executive Vice President – Australia stated: “We are excited to acquire this pre-production gold royalty in Western Australia that has historically generated more than A$4M of royalty revenue for a purchase price of less than US$1M. The opportunistic timing of this royalty acquisition coincides with Catalyst’s recent consolidation of the prolific Plutonic/Marymia Greenstone Belt, a belt which has historically produced over 7 million ounces of gold and is still relatively underexplored below 100m depth. This acquisition increases Vox’s exposure to Australia, where more than two-thirds of its royalty assets are located. Over the next few months, we expect Catalyst to release updated resource and reserve estimates, followed by commencement of satellite mining operations within 6 – 24 months.”

Kyle Floyd, Chief Executive Officer added: ”I am pleased to announce the closing of another strategic pre-production gold royalty that further strengthens our portfolio of Australian royalties, at a time when current spot gold prices are elevated above A$3,000/ounce. Our competitive deal-sourcing advantages and discipline in our capital allocation strategy will continue to create long-term value for our shareholders.”

Figure 1 – Plutonic Gold Belt, Plutonic East Royalty Area and existing Vox Bulgera gold royalty area (5)

(Base Map Source: https://www.investi.com.au/api/announcements/cyl/18325175-b5a.pdf)

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Project Overview - Plutonic East (2)(3)(4)

The Plutonic East Project (“Plutonic East”) is located adjacent to the Plutonic mill in Western Australia, now operated by Catalyst following their merger with Superior Gold Inc. (“Superior”) on June 30, 2023. This transaction brought together the 3Mtpa Plutonic Gold Mine and the neighbouring high-grade Marymia tenements to the north-east (together, the “Plutonic Gold Belt”). This represents the first time that the Plutonic Gold Belt has been consolidated under a single Australian owner. The consolidation is expected to unlock significant operational and financial synergies, including the potential to process numerous high-grade deposits through the Plutonic processing plant, which was not possible prior to consolidation.

Based on Vox management analysis of publicly available information, the Royalty tenements cover the majority of the Plutonic East underground mineral resource (as summarised in Table 1 below), as well as historical satellite gold deposits at Salmon, Perch, Catfish, Callop, Trout, Piranha and Barramundi. Approximately 192,953oz of gold were previously mined at the Salmon gold deposit in the 1990’s.

Plutonic East Underground Mineral Resource Estimate (1)

	Cut-off Grade (g/t Au)	Tonnes (Kt)	Grade (g/t Au)	Contained Gold (Koz)
Measured	1.7	112	6.4	23
Indicated	1.7	180	5.1	30
Measured & Indicated	1.7	292	5.6	53
Inferred	1.7	3,626	4.0	469

Table 1: Plutonic East Underground Mineral Resource Estimate as at 31 December 2021(1)

(Source: Plutonic Gold Mine Technical Report dated 5 July 2022)

According to previous operator Northern Star, exploration work on the Plutonic East tenements between 1990 and 1995 by Plutonic Resources Exploration Division discovered a total of one underground and thirty surface prospects. Follow-up resource definition drilling resulted in conversion of these prospects to ten open pits and one underground mine operated by Barrick Gold of Australia Limited, including Area 4 (123,619oz production), the Plutonic East underground deposit, Salmon (192,953oz production), Trout (28,167oz production), and Perch (106,105oz production). All of these historical open pit mines are located on the current Royalty area.

Based on historical records received from the Vendor, royalty revenue of A$4,390,245 was historically received from open pit gold production of 216,020 ounces (4.2Mt milled @ 1.8g/t to 2.5g/t) and underground production of 103,121 ounces (550Kt milled @ 3.0g/t to 7.2g/t). Historical sliding scale tonnage royalty rates paid to the Vendor on a quarterly basis ranged on average from A$0.40/tonne – A$1.75/tonne for open pit ore milled and A$0.70/tonne – A$3.50/tonne for underground ore milled. Peak annual royalty revenue of A$803,645 was received in the 2004/2005 year from approximately 48,000 ounces of royalty-linked production.

Upcoming expected catalysts for Plutonic East Royalty:

•	Updated resource and reserve classification for Salmon and Plutonic East deposits in the first half of 2024;
•	Production commencement at satellite deposits in 2024 and 2025; and
•	Continued evaluation of historical drillhole data and mineral resources within the Plutonic East tenements.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

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Company Contacts:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President – Australia	Chief Executive Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure, statements regarding expectations for the timing of commencement of resource updates, development, construction at and/or resource production at Plutonic East, expectations regarding the size, quality and exploitability of the resources at Plutonic East, the receipt of expected and potential royalty payments derived from Plutonic East, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

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References & Notes:

(1)

The Plutonic East Underground Mineral Resource and Sliding scale royalty terms are further described in the Plutonic Gold Mine NI43-101 Technical Report titled “2022 Mineral Resource and Reserve Estimate for the Plutonic Gold Operations” released by Superior Gold Inc. on 5 July 2022 and dated 31 December 2021, as summarized and referenced below:

a.	Link to Technical Report: https://minedocs.com/23/Plutonic_TR_12312021.pdf
b.	Mineral Resource reporting basis:

i.

Signed by Qualified Persons – The Mineral Resource was signed off by the following Qualified Persons, who are all “qualified persons” within the meaning of NI 43-101 Qualified Persons who have approved the disclosure of the scientific and technical information in the Technical Report but are not independent of the Company within the meaning of NI 43-101:

1.	Ettienne du Plessis (Chief Geologist at Plutonic Gold Mine), MAIG, BSc (Geology), MBA
2.	Karel Steyn (Manager of Technical Services at Plutonic Gold Mine), MAusIMM, AEng
3.	Russell Cole (Vice President and General Manager at Plutonic Gold Mine), FAusIMM, B. App Sc. (Mining Engineering), Adv. Dip. Leadership & Management, MBA

ii.

Qualified Person / Quality Control – Mr. Ettienne Du Plessis (BSc, MBA), a Member of the Australasian Institute of Geosciences (AIG) and a “qualified person” within the meaning of NI 43-101, has approved the disclosure of the Mineral Resource estimates’ technical information and data. Mr. Du Plessis is the Chief Geologist and full-time employee of Billabong Gold Pty Ltd, a wholly-owned subsidiary of Superior Gold Inc.

iii.

Reliability of Resource and Reserve Estimates - The Technical Report does not form the basis of a feasibility study or a pre-feasibility study under the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards for Mineral Resources and Mineral Reserves” incorporated by reference into NI 43-101. As an operating mine, the Plutonic Gold Mine is supported by information that exceeds the accuracy expected from a feasibility study.

c.	Key Royalty Terms:

i.	“Plutonic tenement royalty agreement (M52/295, M52/296, M52/300 and M52/301) is a sliding scale royalty based on ore feed type and head grade of the mill feed. An example for underground ore is included in part in Table 1-3.”

ii.	Royalty Agreement calculation example – underground ore (Table 1 – 3):

(2)	Plutonic East royalty historical information sourced from Northern Star Plutonic Operations 2015 Fact Sheet, located here: https://minedocs.com/17/NorthernStar-Plutonic-Operations-Fact-Sheet-2015.pdf

(3)	Northern Star Plutonic Operations Fact Sheet (2015):
tps://minedocs.com/17/NorthernStar-Plutonic-Operations-Fact-Sheet-2015.pdf

(4)	Catalyst Metals Ltd June 2023 Quarterly Report dated 31 July 2023:
tps://www.investi.com.au/api/announcements/cyl/18325175-b5a.pdf

(5)	Royalty areas shown in Figure 1 are based on Vox management interpretation based on royalty agreements and publicly available mineral tenement data in Western Australia.

(6)

The spot Australian dollar-denominated gold price referred to in Vox management quote based on US$1,936.60/ounce gold price and AUD:USD exchange rate of 0.637 as at October 17, 2023 (AUD$3,040.19/ounce).

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